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UNITED STATES	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response …. 15
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.______)

MOVENTIS CAPITAL, INC.
(Name of Issuer)

COMMON STOCK, par value $0.001 per share
(Title of Class of Securities)

62458P 10 1
(CUSIP Number)

Axiom Strategy Group
c/o Blake Ponuick
1781 Southmere Cres.
Surrey, B.C., V4A 6P7
Tel: (604) 218-6366
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62458P 10 1

1.	Names of Reporting Persons: Blake Ponuick

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 200,000 SHARES

8.	Shared Voting Power: 4,225,000 SHARES

9.	Sole Dispositive Power: 200,000 SHARES

10.	Shared Dispositive Power: 4,225,000 SHARES

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,425,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 17.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons: Axiom Strategy Group, Inc.

I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Surrey, British Columbia, Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: NOT APPLICABLE

8.	Shared Voting Power: 4,225,000 SHARES*

9	Sole Dispositive Power: NOT APPLICABLE

10.	Shared Dispositive Power: 4,225,000 SHARES*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,225,000 SHARES*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 16.3%

14.	Type of Reporting Person (See Instructions) CO

* Axiom Strategy Group, Inc is an entity in which Mr. Ponuick is the sole executive officer and sole director.

ITEM 1.                SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock of MOVENTIS CAPITAL, INC., a Delaware corporation (“Moventis”). The principal executive offices of Moventis are located at Suite 304, 1959-152nd Street, White Rock, British Columbia, V4A 9P3.

ITEM 2.                 IDENTITY AND BACKGROUND.

A.	Names of Persons filing this Statement:

This Statement is filed by Mr. Blake Ponuick and Axiom Strategy Group, Inc. (“Axiom”), as the direct beneficial owner of shares of common stock of Moventis. Blake Ponuick is the sole officer and sole director of Axiom.

B.	Address of Principal Offices:

Mr. Ponuick’s and Axiom’s principal offices are located at 1781 Southmere Crescent, Surrey, British Columbia, Canada V4M 6P7.

C.	State of Incorporation, Citizenship and Principal Business

Axiom is a management consulting company incorporated in the Province of British Columbia, Canada. Mr. Ponuick is the President, Chief Executive Officer and a director of Moventis. The Moventis business address is Suite 304, 1959-152nd Street, White Rock, B.C. V4A 9P3. Mr. Ponuick is a citizen of Canada.

D.	Legal Proceedings

Neither Axiom nor Mr. Ponuick has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

By a transaction consummated on August 28, 2005, in a private placement transaction conducted by Moventis Mr. Ponuick purchased from Moventis 200,000 shares of Moventis’ common stock with warrants for another 200,000 shares of Moventis common stock. The warrants expire May 28, 2006. The total consideration for these shares was $20,000 USD in cash. These shares represent the first common shares of Moventis for which Mr. Ponuick is the record owner.

By a transaction consummated on February 24, 2006, between Axiom and Moventis, Mr. Ponuick was appointed President and Chief Executive Officer and chairman of the Board of Directors of Moventis. Moventis agreed to issue Axiom 4,125,000 shares of Moventis common stock as consideration for the development and formation of the Moventis business strategy, and in consideration for Mr. Ponuick’s agreement to serve as President, Chief Executive Officer and director of Moventis. This transaction increased the total number of shares of Moventis common stock of which Mr. Ponuick was the record owner, the beneficial owner, or both from 200,000 to 4,325,000.

On February 28, 2006, Moventis issued Axiom 100,000 shares of Moventis common stock in lieu of fees due to Axiom for services rendered.

As of March 3, 2006, Mr. Ponuick may be deemed to have been the beneficial owner of 4,425,000 (17.3%) shares of Moventis common stock.

ITEM 4.                PURPOSE OF TRANSACTION.

The purpose of the transaction dated August 28, 2005, was for ordinary investment purposes. The purpose of the transaction dated February 24, 2006 was to engage Mr. Ponuick, as a representative of Axiom, to facilitate a change in business of Moventis, the development and implementation of the Moventis business strategy, and for consideration of Mr. Ponuick agreeing to serve as President, Chief Executive Officer and director of Moventis.

The Reporting Persons have the intention of exercising the existing warrants due to expire May 28, 2006. These warrants were issued to Mr. Ponuick for 200,000 common shares. However, the Reporting Persons, or either of them, reserve the right to purchase additional shares of Moventis common stock from time to time, either in the open market, in privately negotiated transactions or from Moventis directly. . Any decision of the Reporting Persons to increase their holdings of Moventis common stock will depend, however, on numerous factors including, without limitation, the price of that common stock, the terms and conditions related to a prospective purchase of any such shares,, the prospects and profitability of Moventis,, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or either of them, may determine to dispose of some or all of their holdings of Moventis common stock, depending on these and other considerations.

The Reporting Persons do not have any current plans or proposals which would relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Moventis or any of its subsidiaries, outside of the normal operations of Moventis.

The Reporting Persons do not have any current plans or proposals which would relate to or would result in:

a)	a sale or transfer of a material amount of the assets of Moventis or any of its subsidiaries outside of the normal operations of Moventis;

b)

any change in the present Board of Directors or management of Moventis, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on that Board of Directors;

c)	any material change in the present capitalization or dividend policy of Moventis, outside of the normal operations of Moventis;

d)

any other material change in Moventis’ business or corporate structure, including, but not limited to, if Moventis is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

e)	changes in the Moventis’ charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of Moventis by any person;

f)

causing a class of securities of Moventis to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

g)	a class of equity securities of Moventis becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

h)	the acquisition by any person of additional securities of Moventis, or the disposition of securities of Moventis outside of the normal operations of Moventis;

i)	any action similar to any of those enumerated above.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Number and Percentage of Securities. Mr. Ponuick beneficially and collectively owns directly or indirectly with Axiom, 4,425,000 shares of common stock of Moventis, representing approximately 17.3% of Moventis’ common stock (based upon 25,329,166 shares of common stock of Moventis outstanding as at March 3, 2006).

(b)	Power to Vote and Dispose. Mr. Ponuick has the sole power to vote and direct the disposition of the shares of Moventis held by the Reporting Persons.

(c)

Transactions Within the Past 60 Days. Except as noted herein, Mr. Ponuick has not effected any other transactions in Moventis’ securities, including shares of Moventis’ common stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Ponuick was granted options pursuant to the provisions of Moventis’ 2005 Stock Option Plan to purchase 500,000 shares of Moventis common stock. Pursuant to those options, Mr. Ponuick is able to exercise 250,000 options to purchase Moventis common shares, effective February 24, 2006. The remaining 250,000 options become exercisable on February 24, 2007. All options are for 5 years, with an expiration date of February 24, 2011, and are exercisable at a price of $0.35 per common share.

The Reporting Persons do not have any additional contracts, arrangements, understandings or relationships with respect to securities of Moventis, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of Moventis nor are the securities of Moventis held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                MATERIAL TO BE FILED AS EXHIBITS.

There are no written agreements relating to the filing of joint acquisition statements as required by Rule 240.13d –1(k) nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to:

(1)	the borrowing of funds to finance the acquisition as disclosed in Item 3;
(2)	the acquisition of control of Moventis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2006	BLAKE PONUICK.

By:
/s/ Blake Ponuick

AXIOM STRATEGY GROUP, INC.

By:
/s/ Blake Ponuick
BLAKE PONUICK